NEWS RELEASE

“Augusta Announces Final 2006 Drill Program Results at Rosemont
– Commences Trading on AMEX”

DENVER, CO, December 1, 2006 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) is pleased to report it commenced trading on the American Stock Exchange (“AMEX”) yesterday under the symbol “AZC”. The Amex listing offers access to a broader range of investors while providing improved entry to US shareholders wishing to invest in Augusta’s US based mineral assets.

The Company is also pleased to release the remaining drill results related to the recent drill program on the Rosemont copper (Cu) - molybdenum (Mo) project in Arizona. The results are being used to compile an updated resource statement, which will include a new surface oxide copper resource and a silver resource for the deposit, in addition to upgrading the current sulfide copper-molybdenum resource (report dated April 21, 2006).

Mike Clarke, Vice-President of Exploration, is pleased with the promising drill results. “With this drilling advance, we have concluded the definition and infill drilling for the Rosemont project. The results correspond well with the previous drilling results, so compared with our initial estimate, we expect to see a significant increase in the measured and indicated resource categories in the upcoming resource estimate,” he said.

The table below includes the drill results from the entire program, including results from the 12 holes released earlier this year. Highlights of oxide results include 70 meters at 0.55% Cu from a 6 meter depth, 79 meters at 0.40% Cu from a 19 meter depth, and 78 meters at 0.50% Cu from surface. Notable sulfide results include 89.9 meters at 1.0% Cu - 0.02% Mo - 6.4 g/t Ag, 105.2 meters at 0.99% Cu - 0.02% Mo - 7.2 g/t Ag, 260.6 meters at 0.81% Cu – 0.02% Mo – 5.5 g/t Ag, and 172 meters at 0.91% Cu – 0.01 Mo – 5.4 g/t Ag.

Rosemont Project – 2006 Phase II Drilling Intercepts
Hole Number	From (meters)	To (meters)	Interval (meters)	Cu (%)	Mo (%)	Ag g/t	Comments
AR2015*	260.6	451.1	190.5	0.51	0.014	5.3
	506.0	576.1	70.1	0.66	0.024	9.9
	605.0	620.3	15.2	1.28	0.018	20.3
AR2016*	236.2	376.4	140.2	1.32	0.015	8.6
AR2017*	0.0	15.2	15.2	0.26	-	-	Oxide
	27.4	105.2	77.7	0.50	-	-	Oxide
	243.8	355.1	111.3	0.82	0.021	5.0
AR2018	Metallurgical Drill Hole (no assays)
	474.0	573.9	100.0	0.40	0.037	4.8

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

Hole Number	From (meters)	To (meters)	Interval (meters)	Cu (%)	Mo (%)	Ag g/t	Comments
AR2019*	109.7	141.7	32.0	0.25	-	-	Oxide
	187.5	207.3	19.8	0.29	0.013	1.2
	460.3	506.0	45.7	0.39	0.021	5.2
	536.5	614.2	77.7	0.40	0.015	7.6
AR2020	201.2	240.8	39.6	0.22	0.004	1.8
	332.2	361.2	29.0	0.38	0.009	2.5
	397.8	446.5	48.8	0.22	0.016	1.2
	474.0	557.8	83.8	0.42	0.013	6.3
AR2021*	6.1	16.8	10.7	0.38	-	-	Oxide
	88.4	100.6	12.2	0.32	-	-	Oxide
	271.3	434.3	163.1	0.72	0.014	5.1
AR2022*	493.8	519.7	25.9	0.31	0.016	3.9
AR2023	Oriented core for pit slope geotechnical work (no assays)
AR2024*	6.1	76.2	70.1	0.55	-	-	Oxide
	368.8	614.2	245.4	0.39	0.017	4.6
AR2025*	275.8	451.1	175.3	0.63	0.017	5.0
AR2026*	131.1	172.2	41.2	0.54	0.008	3.3
	202.7	228.6	25.9	0.24	0.007	1.7
	313.9	403.9	89.9	1.09	0.014	18.5
AR2027	Oriented core for pit slope geotechnical work (no assays)
AR2028B*	310.9	525.8	214.9	0.67	0.019	3.9
AR2029	12.2	38.1	25.9	0.22	---	---	Oxide
AR2030*	251.5	513.6	262.1	0.67	0.014	9.8
AR2031*	157.0	330.7	173.7	0.30	0.036	2.8
AR-2032	411.5	557.8	146.3	0.61	0.029	8.5
AR-2033	Oriented core for pit slope geotechnical work (no assays)
AR-2034	117.4	143.3	25.9	0.24	---	---	Oxide
	240.8	301.8	61.0	0.38	0.004	2.8
	347.5	400.8	53.3	0.37	0.008	4.6
	428.2	509.0	80.8	0.42	0.012	10.3
AR-2035	100.6	126.5	25.9	0.25	---	---	Oxide
	208.8	228.6	19.8	0.28	0.018	2.6
	355.1	388.6	33.5	0.24	0.012	2.6
	413.0	443.5	30.5	1.50	0.025	26.1
	481.6	519.7	38.1	0.61	0.021	10.0
AR-2036	361.2	422.1	61.0	0.28	0.016	1.3
	451.1	495.3	44.2	0.32	0.008	2.4
AR-2037	25.9	56.4	30.5	0.57	---	---
	245.4	300.2	54.9	0.30	0.017	1.5
	321.6	445.0	123.4	0.38	0.010	3.2
	454.2	577.6	123.4	0.37	0.031	5.2
AR-2038	237.7	327.7	89.9	1.01	0.017	6.4
	341.4	391.7	50.3	0.23	0.018	1.7
	420.6	466.3	45.7	0.54	0.008	4.7
	502.9	527.3	24.4	1.65	0.019	33.3
AR-2039	199.6	304.8	105.2	0.99	0.021	7.2
	368.8	501.4	132.6	0.55	0.013	3.0
	530.4	541.0	10.7	1.07	0.011	19.4
	565.4	579.1	13.7	2.22	0.004	36.6
	592.8	630.9	38.1	0.39	0.018	6.5

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

Hole Number	From (meters)	To (meters)	Interval (meters)	Cu (%)	Mo (%)	Ag g/t	Comments
AR-2040	221.0	292.6	71.6	0.81	n.a.	8.1
	338.3	478.5	140.2	0.49	n.a.	3.9
AR-2041	19.8	99.1	79.2	0.40	0.013	8.7	Oxide
	272.8	332.2	59.4	0.47	0.022	2.6
AR-2042	0.0	29.0	29.0	0.40	0.002	6.2	Oxide
	190.5	362.7	172.2	0.91	0.004	5.4
	469.4	542.5	73.2	0.68	0.003	38.8
	589.8	608.1	18.3	2.25	0.004	37.9
AR-2043	259.1	519.7	260.6	0.81	0.020	5.5
	647.7	670.0	22.3	1.10	0.005	22.2
AR-2044	oriented core for pit slope geotechnical work (no assays)
AR-2045	oriented core for pit slope geotechnical work (no assays)
AR-2046	oriented core for pit slope geotechnical work (no assays)
AR-2047	oriented core for pit slope geotechnical work (no assays)
AR-2048	oriented core for pit slope geotechnical work (no assays)
AR-2049	oriented core for pit slope geotechnical work (no assays)
AR-2050	oriented core for pit slope geotechnical work (no assays)
AR-2051	oriented core for pit slope geotechnical work (no assays)

*	Previously reported drill results on July 19, 2006 and September 14, 2006.

Qualified Person
These drill results have been prepared under the guidance and supervision of Mike Clarke, Vice-President of Exploration for Augusta. Dr. Clarke, who is the designated Qualified Person, has a Ph.D. in Geology, over thirty years of international industry experience and the ability and authority to verify the data herein.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing copper and other base metal assets in the U.S. southwest. The Company’s Rosemont Property is located in Pima County, approximately 30 miles southeast of Tucson, Arizona, and contains a potentially world class open-pit copper/molybdenum (“Cu/Mo”) deposit. The Rosemont deposit contains 6.4 billion lbs of Cu equivalent (442,000,000 tons at 0.73% Cu equivalent) in measured and indicated resources and 1.9 billion lbs of Cu equivalent (145,000,000 tons at 0.67% Cu equivalent) in inferred resources. Please refer to the Company’s news release dated January 24, 2006 for further details. Augusta has additional exploration properties in Nevada, and trades on the American Stock Exchange and Toronto Stock Exchange under the symbol AZC.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President and CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0136	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

”Gil Clausen”

_________________________
Gil Clausen
President and CEO

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated April 6, 2006. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6 Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com